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Perlage Sparkling Wine Club

Wine Club

Boston, MA
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Perlage Sparkling Wine Club is seeking investment to launch our club.
First Location
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Early Investor Bonus: The investment multiple is increased to 1.8 for the next $15,000 invested.
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INVESTOR PERKS

Perlage Sparkling Wine Club is offering perks to investors. You earn perks based on your total investment amount in this business.

Private Wine Tastings, Consulting Invest $500 or more to qualify. Unlimited available

Early investors can access Matthew's expertise for private wine tastings, consulting and other events. All inquiries can be sent directly to Matthew.

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OUR STORY

Perlage Sparkling Wine Club seeks to pair our founder's passion for sparkling wine, with his personal belief that bubbles are the perfect pairing wine and should be integrated into our everyday lives. Through a subscription model, Perlage's founder will use his experience as a steward of the finest wines to bring members a unique culinary experience. Membership entitles you to six Perlage packages per year

The Bubbles : Three bottles of sparkling wine chosen by our Sommelier and Founder to showcase the best of the best bubbles from around the world.
The Book : A cookbook curated in collaboration with Phaidon, the premier cookbook publisher, to pair effortlessly with the wines.
The Content : Member exclusive access to video content ranging from tasting videos to pairing tutorials and sparkling cocktail demos.
Content is updated regularly with each shipment and tasting cards and recipes are included in each box.
The Value: The contents from an annual membership would retail for over $1100 total.
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THE TEAM
Matthew Demma
Founder, Sommelier

Matthew Demma is a sommelier, based in Boston, MA. After working in DC, Philadelphia and New York, he returned to his hometown last year to manage the wine program at Catalyst Restaurant, which received a Wine Spectator Award of Excellence this past year. Additionally, he was named a Young Leader by the Somm Journal and Tasting Panel magazine in 2019. He is a current Champagne Master Level candidate and is studying business management at Boston University.

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OUTSIDE THE BOX

While there are many other subscription wine services, none are quite like Perlage. Perlage focuses specifically on sparkling wines, but we are not limited to Champagne. Perlage is the only wine club to pair each shipment with a cookbook, gain VIP access for its members, and put an emphasis on the experience of sparkling wine.

The Tickets : Members receive preferred access, discounted admission and drink tickets to Champagne Parties hosted by Perlage.
At Home : Want to host a party at home? Members can access our sommelier for private in-home wine tastings, cocktail classes, private event consulting and more.
Our sommelier would be thrilled to come to your home and instruct a wine tasting or cocktail class. We're also available to consult on larger private events to make sure that any celebration you're hosting has the best wine and cocktails.
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PERLAGE SPARKING WINE CLUB
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Licensing and Fulfillment Set-Up $1,000
Marketing, PR $13,100
Mainvest Compensation $900
Total $15,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$749,801	$824,781	$882,515	$926,640	$954,439
Cost of Goods Sold	$563,760	$620,135	$663,543	$696,719	$717,620
Gross Profit	$186,041	$204,646	$218,972	$229,921	$236,819

EXPENSES

Salaries	$60,000	$65,999	$70,618	$74,148	$76,372
Operating Profit	$126,041	$138,647	$148,354	$155,773	$160,447

This information is provided by Perlage Sparkling Wine Club. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
Investment Round Status

$15,000

TARGET

$30,000

MAXIMUM

This investment round closes on March 3, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Perlage Sparkling Wine Club, Inc.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $15,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 0.6%-1.2%
Minimum Investment Amount $100

Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Perlage Sparkling Wine Club's fundraising. However, Perlage Sparkling Wine Club may require additional funds from alternate sources at a later date.

No operating history

Perlage Sparkling Wine Club was established in June, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Perlage Sparkling Wine Club to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Reliance on Management

As a securities holder, you will not be able to participate in Perlage Sparkling Wine Club's management or vote on and/or influence any managerial decisions regarding Perlage Sparkling Wine Club. Furthermore, if the founders or other key personnel of Perlage Sparkling Wine Club were to leave Perlage Sparkling Wine Club or become unable to work, Perlage Sparkling Wine Club (and your investment) could suffer substantially.

Changes in Economic Conditions Could Hurt Perlage Sparkling Wine Club

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Perlage Sparkling Wine Club's financial performance or ability to continue to operate. In the event Perlage Sparkling Wine Club ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Limited Services

Perlage Sparkling Wine Club operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

The Company Might Need More Capital

Perlage Sparkling Wine Club might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Perlage Sparkling Wine Club is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Perlage Sparkling Wine Club's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Perlage Sparkling Wine Club is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Perlage Sparkling Wine Club fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Perlage Sparkling Wine Club, and the revenue of Perlage Sparkling Wine Club can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Perlage Sparkling Wine Club to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Perlage Sparkling Wine Club. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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